

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 30, 2009

Mr. Lindsay A. Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, BC V6C 2X8

> **Re: Goldcorp Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-12970**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

Exhibit 99.1

General Development of the Business, page 6

1.   We note your statement on page nine that "Terrane has granted Goldcorp the right to maintain its pro rata equity position in Terrane as long as Goldcorp is required to include Terrane's financial information on a consolidated basis in Goldcorp's financial statements." Please tell us and expand your disclosure to explain the facts and circumstances that would no longer require Terrane to maintain your pro rata equity position.

Exhibit 99.2

Accounting Policies Implemented Effective January 1, 2007, page 48

2.   We note you recognized a non-cash decrease of $1.5 million to opening retained
        earnings for the change in accounting for debt financing costs. We further note
        your disclosure on page 18 in Exhibit 99.3 that, with regard to your new
        accounting policy, "Transaction costs are expensed when they are incurred, unless
        they are directly attributable to the acquisition or construction of qualifying
        assets, which are assets that necessarily take a substantial period of preparation
        for their intended use or sale, in which case they are added to the cost of those
        assets until such time as the assets are substantially ready for their intended use or
        sale." Based on this disclosure, please tell us whether there is any material
        difference between your accounting policy and the requirement for US GAAP
        purposes, as contemplated by paragraph 16 of APB 21, to report debt issue costs
        in the balance sheet as deferred charges.

Exhibit 99.3

Management's Report on Internal Control Over Financial Reporting, page 2

3.   We note your statement that "We have excluded from our assessment the internal
        control over financial reporting at Minera Alumbrera Limited ("Alumbrera"), in
        which we hold a 37.5% interest and is proportionately consolidated in the
        Company's consolidated financial statements, because we do not have the ability
        to dictate or modify controls at this entity and we do not have the ability to assess,
        in practice, the controls at the entity." Based on this exclusion, please expand
        your report to refer readers to a discussion of the scope of management's report on
        internal control over financial reporting in the body of your Form 40-F, where
        appropriate. We would expect the scope discussion to explain that i) management
        has not evaluated the internal controls of Alumbrera, ii) management does not
        have the ability, in practice, to evaluate those controls, and, iii) management's
        conclusion regarding the effectiveness of your internal control over financial
        reporting does not extend to the internal controls of Alumbrera, due to the fact
        that management does not have the ability to dictate or modify those controls.
        You may also wish to reiterate any key sub-totals, such as total and net assets,
        revenues and net income that result from your proportionate consolidation of
        Alumbrera. Refer to Question 1 of Management's Report on Internal Control
        Over Financial Reporting and Certification of Disclosure in Exchange Act
        Periodic Reports, Frequently Asked Questions (revised September 24, 2007),
        located on our website at: http://www.sec.gov/info/accountants/controlfaq.htm.

Note 4. Asset Acquisition - Gold Eagle Mines Ltd., page 21

4.   We note you completed the acquisition of Gold Eagle Mines Ltd. on September
        25, 2008 for a total purchase price of $1,286.8 million and that you accounted for
        the transaction as an asset purchase for accounting purposes. Please provide us
        with the analysis you performed to determine that this transaction did not
        represent the acquisition of a business for both Canadian and US GAAP purposes.

(b) Disposition of Silver Wheaton Shares, page 21

5.   We note you disposed of your 108 million common shares of Silver Wheaton on
        February 14, 2008 and realized excess consideration of $969.3 million. Based on
        the disclosures you provide surrounding your accounting for this transaction,
        please address the following:

        •   Clarify how you determined the amount representing the portion of the gain
            related to the third party silver arrangements between Silver Wheaton and
            Zinkgruvan, Yauliyacu and Stratoni, totaling $292.5 million;
        •   Tell us how you determined the amount to apply as a reduction to mining
            properties, plant and equipment at San Dimas, Los Filos and Penasquito of
            $479.4 million, $26.5 million and $184.0 million;
        •   Provide us with a summary of the accounting literature you considered in
            determining to account for the remaining $689.9 million of excess
            consideration as a reduction to mining properties, plant and equipment for
            both Canadian and US GAAP purposes;
        •   Reconcile the amount applied as a reduction at San Dimas of $310.6 million
            with disclosure in your Mining Interests footnote ten for the fiscal year ended
            December 31, 2007, totaling $204.8 million.

Note 12. Long Term Debt, page 31

6.   We note you guaranteed Terrane's credit facility in exchange for an option to
        convert your fully diluted in-the-money equity interest in Terrane into a
        participating joint venture interest in the Mt. Milligan Project. Please tell us how
        you accounted for this transaction under Canadian and US GAAP.

Note 14. Income and Mining Taxes, page 38

7.   We note your disclosure that "Deductible temporary differences are comprised
        primarily of book to tax differences relating to the Company's reclamation
        liabilities, certain plant and equipment, investment tax credits and stock options.
        Taxable temporary differences are comprised primarily of book to tax differences
        relating to the value of the Company's mining interests acquired from corporate
        acquisitions." Please expand this disclosure, as appropriate, to quantify the tax

effect of the temporary differences, as contemplated by paragraph .92(a) of CICA Handbook Section 3465, or otherwise explain to us why you believe you have complied with this guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief